Exhibit 1.2

NORONT RESOURCES LTD.

ANNUAL INFORMATION FORM

For the Year Ended April 30, 2009

September 30, 2009

TABLE OF CONTENTS

CAUTIONARY STATEMENT	3
CURRENCY PRESENTATION	4
METRIC EQUIVALENTS	4
CORPORATION PROFILE AND CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
THREE YEAR HISTORY	5
PROJECT UPDATES	13
TECHNICAL INFORMATION	14
DIVIDENDS	33
CAPITAL STRUCTURE	33
DIRECTORS AND OFFICERS	34
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	35
PRICE RANGE AND TRADING VOLUME OF COMMON SHARES	36
RISK FACTORS	36
AUDITORS, REGISTRAR AND TRANSFER AGENT	41
MATERIAL CONTRACTS	41
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	41
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	41
INTEREST OF EXPERTS	41
ADDITIONAL INFORMATION	42

CAUTIONARY STATEMENT

This Annual Information Form (“AIF”) includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this AIF that address activities, events, ore developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements.

When used in this AIF, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Examples of such forward-looking statements include statements regarding financial results and expectations for fiscal year 2010, such as, but not limited to, availability of financing, interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations, metal prices, demand for metals, currency exchange rates, cash operating margins, expenditures on property, plant and equipment, increases and decreases in exploration activity, changes in project parameters, joint venture operations, resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other factors and conditions.

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate as actual results and could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein, and include unanticipated and/or unusual events. Many of such factors are beyond Noront’s ability to predict or control.

Readers of this AIF are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty. Noront disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. These forward-looking statements should not be relied upon as representing management’s views as of any date subsequent to the date of this AIF.

CURRENCY PRESENTATION

All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting imperial measurements into metric equivalents are provided:

To convert imperial measurement units	To metric measurement units	Divide by
Inches	Centimetres	0.3937
Troy ounces	Grams	0.03215
Acres	Hectares	2.4711
Pounds	Kilograms	2.2046
Miles	Kilometres	0.6214
Feet	Metres	3.2808
Inches	Millimetres	0.03937
Short tons	Tonnes	1.1023

CORPORATION PROFILE AND CORPORATE STRUCTURE

Noront Resources Ltd. (“Noront” or the “Corporation”) was incorporated on November 14, 1980 under the name “White Wing Resources Inc.” by registration of Memorandum and Articles of Incorporation under the Corporation Act (British Columbia). On July 21, 1983, Noront changed its name from “White Wing Resources Inc.” to “Noront Resources Ltd.”, by way of Altered Memorandum. On November 26, 2004, Noront continued into the province of Ontario, under the Business Corporations Act (Ontario) by way of Articles of Continuance. Noront’s head office is located at 15 Toronto St., Suite 1000, Toronto, Ontario M5C 2E3.

As at September 30, 2009, the corporate structure of Noront Resources Ltd. was as follows:

Figure 1:

GENERAL DEVELOPMENT OF THE BUSINESS

Noront is a mineral exploration company, engaged in the acquisition and exploration and development of mineral properties globally. The Corporation’s flagship property is the McFaulds Lake Project located in the James Bay lowlands of Ontario. This project is located within the emerging mineral district referred to as the “Ring of Fire”. To date the Corporation has discovered five, potentially significant, mineral deposits as follows:

•

Eagle’s Nest; a nickel, copper sulphide deposit with associated platinum, palladium, gold and silver. The Eagle’s Nest deposit consists of three mineralized zones the original Eagle 1 (now 1A) and the recently discovered Eagle 1B and Eagle 1C lenses. An NI-43-101 resource estimate of the Eagle 1A lens was released in July, 2008. The deposit is open at depth and Noront is currently actively engaged in defining the extent of the Eagle 1B and Eagle 1C lenses;

•	Eagle Two; a second nickel, copper sulphide deposit located 2 kilometres southwest of Eagle’s Nest;

•	AT12; a third nickel, copper sulphide deposit located 9.5 kilometres northeast of Eagle’s Nest;

•

Blackbird; A chromite deposit containing high grade chromite and with favourable chrome to iron ratios that meet current market specifications. Blackbird is located adjacent to Eagle Two and also approximately 2 kilometers from Eagle’s Nest;

•	Thunderbird; A potentially very large tonnage vanadium-titanium deposit at a very early stage of exploration.

THREE YEAR HISTORY

McFaulds Lake, Ring of Fire, James Bay Lowlands, Ontario

In July, 2003, Noront acquired a 100% interest in 6 claims (1472 ha) in the McFaulds Lake area in the James Bay Lowlands from a private interest. In November 2003, Noront added through staking an additional 26 claims (5650 ha), collectively the McFaulds Lake property. In December 2005, Noront optioned this property to Probe Mines Ltd. (“Probe”). In May 2007, Noront was advised by Probe that no further exploration work was planned on the McFaulds Lake property. Simultaneously, the Corporation announced that it had entered into an option agreement with Condor Diamond Corp. (“Condor”) and Greenstone Exploration Corporation Ltd. (“Greenstone”) to earn a 100% interest in two claims adjoining Noront’s McFaulds Lake property (the “Condor Claims”) in exchange for the issuance of 400,000 common shares of Noront and the requirement to drill a minimum of one diamond drill hole testing several identified targets.

In September 2007, Noront announced the discovery of significant nickel and copper sulphides with platinum group elements (“Ni-Cu-PGE”) mineralization on the Condor claims. This discovery was named “Eagle One” and is now known as the “Eagle’s Nest” with the discovery of two additional lenses of mineralization at depth. As of September 28, 2009, Noront holds a 100% interest in the Condor claims, with Condor and Greenstone retaining a 1% net smelter royalty which may be purchased by Noront at any time upon payment of $500,000 or at Noront’s option, issuance of an equivalent number of Noront common shares.

On December 11, 2007, Noront, Baltic Resources Inc. (“Baltic”) and Temex Resources Corp. (“Temex”) announced that they had completed a significant land acquisition campaign in the Ring of Fire. The new claims, located in the northern portion of the Ring of Fire, were acquired by Temex on behalf of Noront, Temex and Baltic (collectively, the “Staking Syndicate”) and are henceforth refered to as the “Northern Claims”. A total of 120 mining claims comprising 1,900 units totaling 76,000 acres were acquired on behalf of the Staking Syndicate. Subsequent to the staking campaign, Noront, Temex and Baltic entered into a binding letter of agreement whereby each party agreed to grant the other two parties a 100% interest in one third of the claims staked, with each of the parties retaining a 1% net smelter returns royalty in the claims granted to the other parties.

From September 2007, through to April, 2008, Noront completed 29 holes (5,382 metres) intersecting significant massive and net-textured sulphide mineralization at Eagle’s Nest, defining the original Eagle 1A lens.

In February 2008, Noront announced the discovery of a second zone of nickel-copper sulphide mineralization (“Eagle Two”), approximately 2.0 kilometers southwest of Eagle’s Nest. With the discovery of Eagle Two, the Corporation began referring to the property as the Double Eagle Project.

During follow up drilling at Eagle Two, the Blackbird chromite deposits were discovered. Drilling intersected a number of massive intervals of what was later to be identified as chromite. Massive chromite is not common in Canada and the discovery of the deposits was unexpected. Chromite is a principal ore of chromium, which in turn, is an essential component in the manufacturing of stainless steel.

In April 2008, Noront announced that an NI 43-101 resource estimate had been commissioned for Eagles Nest (then known as Eagle One).

Noront’s exploration success in this region of Ontario also led to the term “Ring of Fire”, which was originally coined as a descriptive term representing the geological events that led to mineral emplacement but which, over time, has morphed to become a descriptive term representing a mineral district, measuring approximately 150 kms x 150 kms in area. The Ring of Fire is a series of fault zones describing an open arc structure. The open end of the arc is oriented to the west. Noront’s mineral deposits are all situated along the southern limb of this arc structure.

From May 2008 through January 2009, $20.6 million was spent on exploration drilling and geophysical survey work. Drilling focused on anomaly drilling around the Eagle One, Eagle Two, Blackbird and AT-12. A total of 40,915 metres were drilled.

From February 1, 2009, to April 30, 2009, $9.0 million was spent on exploration in the Ring of Fire and a total of 25,154 metres were drilled. The Corporation completed the infill drilling required in order to complete an NI 43-101 Technical Report and resource estimate on its Blackbird chromite discoveries.

Over the course of 2008 several geophysical targets tested which led to the discovery of sulphide mineralization at AT12. Anomalies named AT 1, 2, 5, 6, 7 and 8 respectively were attributed to magnetite iron or barren sulphide iron formations.

Both an NI 43-101 Technical Report and a Preliminary Economic Analysis (“PEA”) on the Eagle’s Nest (Eagle One) nickel-copper-platinum group metals discovery were completed in August 2008 and December 2008 respectively. Both documents were prepared by the same independent engineer, P&E Mining Consultants Inc (“P&E”). Details on both the Technical Report and the PEA are available in the section entitled “Technical Information”.

The PEA considered mining the high grade massive sulphide component of the mineralization and direct shipping it to an existing processing facility located in Sudbury where it would be toll milled at a rate of 1000 tonnes per day. Profits from processing the massive sulphide ore would be used to purchase and install a processing facility for the lower grade disseminated mineralization which would be processed at a rate of 1500 tonnes per day. The study assumed an all season road would be constructed linking into the existing provincial highway system north of Nakina, Ontario. P&E estimated total capital costs at $264M, assuming government participation in infrastructure development (roads). Using metal prices as follows:

Nickel	$11.00 per pound
Copper	$2.75 per pound
Gold	$625 per ounce
Silver	$11.50 per ounce
Platinum	$1,225 per ounce
Palladium	$300 per ounce

The study indicated an NPV of approximately $500M at an 8% discount rate. The complete study is available for download at www.sedar.com.

Noront has continued drilling in the vicinity of the Eagle One deposit and has been successful in expanding the known mineralization to depth. Two new lenses of nickel-copper sulphide mineralization were discovered beneath Eagle One in early 2009. Work is on-going in an attempt to expand and define these new zones. If these zones show sufficient continuity, Noront will look to incorporate them into an expanded resource estimate and a new economic analysis.

Windfall Lake property, Quebec, Canada

Noront acquired a 100% interest in the Windfall Lake property, consisting of 33 claims (528 ha) acquired through staking in 1995. In 1996, Noront optioned the Windfall Lake property to Alto Industries Inc. (“Alto”) who owned the adjoining Alcane claim block consisting of 56 claims (896 ha). Alto earned a 50% interest in the Windfall Lake claims in exchange for 100,000 shares of Alto and an exploration commitment of $335, 000 over a three year period.

The Windfall and Alcane blocks were subsequently optioned to Fury Explorations Ltd. (“Fury”) on a 50:50 basis; Fury then optioned their portion of the claims to Inmet Mining Corp. (“Inmet”). The claims optioned to Inmet subsequently reverted back to Fury. In July 2004, Noront successfully acquired a 100% interest in the Windfall and Alcane properties, (collectively the “Windfall Lake” property), subject to certain royalties. The interests belonging to Fury were acquired in exchange for 1,125,000 common shares of Noront. Alto’s interests were acquired in exchange for 375,000 common shares of Noront.

In June 2006, Noront, Murgor Resources Inc. (“Murgor”) and Freewest Resources Canada Inc. (“Freewest”), agreed to a technical collaboration whereby the data from the three companies exploration in the Windfall Lake area was combined, collated and interpreted by an independent geological consultant whose recommendations could then be used to guide future exploration. Noront resumed exploration drilling at Windfall later that year and in December 2006, reported an intercept averaging 1,792.9 grams per tonne of gold over 4.8 metres.

In February, 2007, Noront entered into a option agreement (the “Windfall Option Agreement”) whereby Noront optioned Murgor’s and Freewest’s claims in the Windfall Lake area. Under the terms of the Windfall Option Agreement, Noront could earn a 50% interest by issuing 750,000 common shares of Noront and completing $4.0 million in exploration over a three year period.

Noront management also announced that future exploration at Windfall Lake would include an underground decline to access interpreted mineralized zones, develop along said zones and collect a representative bulk sample of the gold mineralization encountered. Noront’s management hypothesized that the only way to effectively understand the gold distribution at Windfall Lake was via underground exploration.

From May through November 2007, Noront continued exploration drilling at Windfall Lake, completing 14,000 metres of drilling in sixty-one holes. During this period, the engineering and permit applications for underground sampling of the Windfall Lake project were being compiled and submitted to the Quebec government for approval. Genivar Societe en Commandite (“Genivar”) of Val d’Or, Quebec, were contracted to supervise both surface and underground infrastructure. On September 25, 2007, the Department of Environmental Protection and Sustainable Development (“MDDEP”) provided the Certificate of Authorization for underground excavation at Windfall Lake paving the way for underground exploration to commence. Surface construction commenced in December 2007, and was completed by April 2008. At that time, approximately 100 metres of underground development had been completed.

Noront completed Phase 1 work at Windfall Lake during the second quarter of the 2009 fiscal year. An internal report was completed during the fourth quarter of the 2009 fiscal year and management determined that the exploration results did not warrant further work by the Corporation. As a result, the capitalized costs associated with Windfall Lake were written off and the Corporation recognized a $13.6 million write-down for the 2009 fiscal year.

Burnt Hill property, New Brunswick, Canada

In November 2002, Noront acquired a 100% interest in the Burnt Hill property, a tungsten project located in New Brunswick, Canada, through the acquisition of Billiken Syndicate Inc. (“Billiken”) in exchange for 6,000,000 common shares of Noront. The transaction included the addition of two directors to Noront’s board. Messrs. N. Novak and M. Steckel joined Noront’s board on completion of the transaction in May 2003.

In October 2005, Noront entered into an option agreement on the Burnt Hill property (the “Limerick Option Agreement”) with Limerick Mines Ltd. (“Limerick”). In November 2006, Noront informed Limerick that Limerick was in default of the Limerick Option Agreement and that the Burnt Hill property had reverted to Noront. At the same time, Noront announced that it had entered into a new option agreement with a private Ontario company (the “Optionee”). Under the terms of the this agreement, the Optionee had the right to earn a 51% interest in the Burnt Hill property in exchange for $150,000 in cash, 2,500,000 common shares of the Optionee and spending $1.5 million in exploration over three years. In April 2007, Noront announced that the Optionee had transferred, and Noront had accepted said transfer, it’s rights with respect to the Burnt Hill property to Cadillac Ventures Inc. (“Cadillac”).

In June 2007, Noront and Cadillac agreed to amend the Burnt Hill option agreement. Noront agreed to invest $1,500,000 to explore the property in 2007 and accelerate possible project development. As consideration, Cadillac agreed to provide to Noront, by December 31, 2007, $1,500,000 of the capital of Cadillac valued at no more than $1.00 per share or at the same price as any financing contemplated by Cadillac prior to December 31, 2007.

In April 2008, Cadillac earned a 51% interest in the Burnt Hill property in exchange for 2,300,000 shares, a $150,000 payment and completion of $1,500,000 in exploration work. Noront funded the $1,500,000 exploration program in exchange for a further 1,500,000 shares in Cadillac. Cadillac retained the right to earn an additional 14% of the property by means of an additional payment of $500,000 or the equivalent amount of Cadillac shares.

Other properties

Minimal field work was completed at the following projects in fiscal 2007:

•	Volcan 1 and El Verde properties, Mexico;

•	Hunters Point property, Quebec, Canada.

Minimal field work was completed at the following projects in fiscal 2008:

•	Lizar property, Ontario.

Noront entered into option agreements on the following properties during fiscal 2007:

•	Volcan 1, El Verde and Escondida properties, Mexico from private interests;

•	Hunters Point property, Quebec, Canada from Globex Mining Enterprises Inc. (“Globex”); and

•	Mid-Matra property, Hungary from private interests.

Noront entered into option agreements on the following properties during fiscal 2008:

•	Lizar property, Ontario from Freewest;

Noront entered into the following property agreements during fiscal 2009:

•	A joint exploration agreement with Freewest;

•	An option agreement with Passport Metals Inc. (“Passport”) whereby Passport was granted the option to earn up to a 50% interest in certain claims in the Inner Rim property of the Ring of Fire;

•	An option agreement with Sureshot Minerals Inc. (“Sureshot”) whereby Sureshot was granted the option to earn up to a 50% interest in 14 claims in the Ring of Fire;

•	An option agreement with a private company whereby the private company was granted an option to earn up to a 50% interest in 10 claims in the Ring of Fire;

•	A joint exploration agreement with Probe covering 87 claims in the Ring of Fire;

•	An option agreement with East West Resources and Temex whereby the Corporation has the option to earn up to a 60% interest in certain claims making up the “Fishhook Property” in the Ring of Fire

•	Golden Valley property, Ring of Fire with White Pine Resources Ltd.; and

•	Garden Island property, Quebec with TSR.

Noront optioned the following properties during fiscal 2007:

•	Mid-Matra property, Hungary to Znco Minerals Ltd.; and

•	Tie Jiang Ying Zi property, China to private interests.

Noront optioned the following properties during fiscal 2008:

•	Mid-Matra property, Hungary to Jamie Frontier Resources;

•	Tie Jiang Ying Zi property, China to Newport Gold Inc.;

•	15 claims in the Ring of Fire area to WSR Gold Inc. (“WSR”);

•	10 claims in the Ring of Fire area to Hawk Uranium Inc. (“Hawk”);

•	12 claims in the Ring of Fire area to Southhampton Venture Inc. (“Southhampton”);

•	6 claims in the Ring of Fire area to Seafield Resources Ltd. (“Seafield”);

•	13 claims in the Ring of Fire area to Lund Gold Ltd. (“Lund”);

•	9 claims in the Ring of Fire area to Intrinsic Minerals Ltd. (“Intrinsic”);

•	17 claims in the Ring of Fire area to Intrinsic; and

•	6 claims in the Ring of Fire area to Bold Ventures Inc. (“Bold”).

The following option agreements in the Ring of Fire reverted back to Noront during fiscal 2009 due to non performance:

•	WSR option;

•	Hawk option;

•	Southhampton option;

•	Seafield option;

•	Lund option;

•	Intrinsic options; and

•	Bold option.

Noront terminated work on the following properties during fiscal 2008:

•	Hunters Point, Quebec;

•	North Williams – Larder Lake, Ontario;

•	Lawson Township, Ontario;

•	Volcan I, El Verde and Escondida properties, Mexico (renegotiated from private interests);

•	Garden Island property, Quebec from TSR Resources Inc. (“TSR”); and

•	Iron Lake property, Quebec from private interests.

Noront terminated work on the following properties during fiscal 2009.

•	Lizar property, Ontario;

•	Iron Lake property, Ontario;

•	Escondida property, Mexico;

•	Volcan I property, Mexico; and

•	El Verde property, Mexico.

Previous Financing Activity

In December 2006, Noront announced that it had completed a brokered financing of $15,000,000 through IBK Capital Corp. The financing consisted of 10,215,000 flow through units and 19,785,000 hard dollar units. Each flow through unit consisted of one common share and one-half of one common share purchase warrant and the hard dollar units consisted of one common share and one half of one common share purchase warrant. Each full warrant entitled the holder to purchase one additional common share at a price of $0.75 for a period of two years. The Agent’s fee consisted of an aggregate of $1,298,925, plus 817,200 Tranche A broker warrants and 1,978,500 Tranche B broker warrants exercisable into units at $0.50 per unit for a two year period. Each Tranche A broker unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant was further exercisable into one common Share at $0.75 for a two year period. During the fiscal year ended April 30, 2007, Noront renounced the flow-through offering that occurred. Pursuant to the terms of the flow-through share agreements, the tax attributes of the related expenditures area renounced to the subscribers. Noront was required, and did, recognize a foregone tax benefit of $1,844,829.

In December 2006, Noront announced that Pinetree Capital Ltd. acquired 1,500,000 shares and 1,250,000 purchase warrants of Noront. Each warrant entitled the holder to acquire one additional common share at an exercise price of $0.75 until December 20, 2008.

In February 2008, Noront closed a private placement of 6,500,000 units for aggregate gross proceeds of $26,000,000. Cost of the issue were comprised of an agent’s commission settled in cash for $930,941. Each unit was priced at $4.00 and consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share at an exercise price of $5.00 for a period of two years from the date of issue, subject to accelerated expiry, being 30 days after the common shares have closed at or above a price of $6.00 for ten consecutive trading days on the principal exchange on which the common shares are listed for trading. On March 12, 2008, Noront announced that the conditions triggering the acceleration clause had been met, resulting in the warrant attached to the above private placement being subject to expiry on April 10, 2008.

In December 2008, Noront announced that it had successfully completed a flow-through private placement which raised gross proceeds of $18,870,000 through the issuance of 23.587,500 shares at a price of $0.80 per share.

On August 26, 2009, Noront announced that it had successfully closed a $24,999,800 flow-through private placement of 8,928,500 shares at a purchase price of $2.80 per share. The financing, led by Wellington West Capital Markets Inc., acting as the book-runner and lead agent in a syndicate of agents including Dundee Securities Corporation, Genuity Capital Markets, Clarus Securities Inc. and IBK Capital Corp. were paid a cash fee equal to 5% of the gross proceeds of the offering.

PROJECT UPDATES

McFaulds Lake, Ring of Fire, James Bay Lowlands, Ontario

In June 2009, Noront drilled hole NOT-09-049 which discovered significant mineralization beneath the known Eagle One deposit to a depth of nearly 1000 meters. Two new lenses, Eagle 1B and 1C, were intersected and these lenses exhibited similar nickel-copper-PGE mineralization as previously identified at Eagle One (now known as Eagle’s Nest). Eagle 1B was intersected between the depths of 269 meters and 512 meters and Eagle 1C was intersected between 796 meters and 946 meters. A summary of assay results which were announced on August 5, 2009 is found in Table 1.1.

Table 1.1: Eagle 1B and Eagle 1C Assay Results

HOLE ID	FROM m	TO m	INT. m	MINERALIZATION TYPE	Ni %	Cu %	Pt g/t	Pd g/t	Au g/t	Ag g/t
NOT-09-45 EAGLE 1B- LENS
	445.68	460.30	14.62	Overall	0.77	0.27	0.43	1.30	0.06	0.52
Incl.	445.68	446.83	1.15	Disseminated	0.39	0.18	0.48	0.88	0.03	0.23
and	446.83	447.19	0.36	Massive	3.27	2.28	1.00	7.18	0.21	3.04
and	447.19	454.38	7.19	Disseminated	0.42	0.09	0.29	0.68	0.03	0.07
and	454.38	460.30	5.92	Net Textured	1.12	0.38	0.56	1.77	0.09	0.98
NOT-09-46				No Significant Assays
NOT-09-47 EAGLE 1B- LENS
	362.80	364.95	2.15	Massive	6.11	1.56	1.71	5.98	0.10	3.76
NOT-09-48				No Significant Assays
NOT-09-49 EAGLE 1B- LENS
	269.21	270.98	1.77	Massive	5.16	3.04	0.69	6.45	0.07	8.10
	270.98	306.68	35.70	Disseminated	0.48	0.13	0.33	1.03	0.02	0.25
	306.68	485.52	178.84	Overall	1.19	0.53	0.87	2.01	0.10	1.32
Incl.	306.68	308.68	2.00	Massive	2.53	1.97	0.39	4.68	0.11	4.94
and	308.68	312.84	4.16	Disseminated	0.63	1.22	3.89	1.70	0.05	2.31
and	312.84	344.56	31.72	Net Textured	1.12	0.66	1.26	2.12	0.07	1.79
and	344.56	404.15	59.59	Disseminated	0.57	0.26	0.73	1.23	0.15	0.55
and	404.15	464.69	60.54	Net Textured	1.39	0.58	0.66	2.20	0.08	1.53
and	464.69	469.34	4.65	Semi Massive	5.29	1.29	0.59	5.29	0.16	2.77
and	469.34	485.52	16.18	Net Textured	1.70	0.55	0.77	2.72	0.07	1.34
	510.43	511.75	1.32	Semi Massive	1.05	1.15	5.04	3.14	0.10	4.05
NOT-09-49 EAGLE 1C- LENS
	796.20	945.67	149.47	Overall	2.43	1.09	1.04	5.10	0.58	4.32
Incl.	796.20	852.88	56.68	Net Textured	2.11	0.63	1.17	4.36	0.10	2.92
and	852.88	866.41	13.53	Semi-massive	1.66	3.12	2.13	5.40	0.58	8.99
and	866.41	893.14	26.73	Net Textured	1.54	1.28	1.18	4.69	2.53	5.18
and	893.14	916.82	23.68	Massive	5.18	1.04	0.19	7.92	0.10	5.18
and	916.82	937.82	21.00	Net Textured	2.52	0.97	0.42	5.34	0.08	3.66
and	937.82	945.67	7.85	Net Textured	0.66	0.68	1.91	2.16	0.16	2.55

None of the intersections reported here represent true widths, which cannot be determined at this time.

As a result of the new mineralization at Eagle’s Nest encountered below the original Eagle One deposit, the Corporation reallocated funds within the existing budget and increased the planned drilling. The Corporation plans to complete 12,000 to 14,000 meters at the Eagle’s Nest deposits in order to delineate the new mineralization and test the potential for additional lenses.

Sureshot Minerals

Subsequent to April 30, 2009, the previously reported option agreement between the Corporation and Sureshot was terminated due to non-performance. In January 2009, the Corporation granted an extension to Sureshot regarding the initial payment of $180,000 payable in shares of Sureshot under the terms of the original option agreement. The extension agreement provided for three cash installment payments of $90,000 each, due at the end of January, February and March, 2009. On March 31, 2009, Sureshot failed to deliver to Noront that number of common shares of Sureshot equal to $90,000 at a price per share equal to the price at which Sureshot was issuing shares in a concurrent financing. As at September 30, 2009, the Corporation has not received any of the required payments from Sureshot.

Windfall Lake

In July 2009, Noront announced that it had optioned the Windfall Lake property to Eagle Hill Exploration Company (“Eagle Hill”). Eagle Hill can earn a 100% interest in the property, subject to a 2% net smelter royalty, in exchange for $1,000,000 in cash payments and by incurring $5,000,000 in exploration expenditures over a three year period.

TECHNICAL INFORMATION

McFaulds Lake Property, James Bay Lowlands, Northeastern Ontario

Unless stated otherwise, the information regarding the Eagle One (Eagle’s Nest) and Eagle Two deposits that follows is based upon the Technical Report and Preliminary Economic Assessment (the “Eagle One Report”) entitled “Technical Report and Preliminary Economic Assessment on the Eagle One Deposit, Double Eagle Property, McFaulds Lake Area, James Bay Lowlands, Ontario” (effective: October 20, 2008), for Noront Resources Ltd. prepared by P&E Mining Consultants Inc. The Eagle One Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Eagle One Report which is available for review on SEDAR at www.sedar.com.

Additional information regarding the Blackbird One and Blackbird Two deposits, as well as the results of any exploration activities obtained subsequent to the filing of Eagle One Report has been publicity disclosed as indicated in the following section.

The reader is reminded to note the following evolution in terms of property names.

Noront’s original claims in the Ring of Fire were referred to as the Double Eagle claims but in general, the property was typically referred to as the McFaulds Lake property. In August 2007, the Corporation discovered massive nickel copper sulphide mineralization on the then Condor claims which were acquired by Noront shortly after the Double Eagle claims were returned to the Corporation by Probe. This discovery was named the Eagle One deposit.

In February 2008, Noront discovered a second nickel copper sulphide deposit approximately 2 kilometres to the southwest of Eagle One. This discovery was named Eagle Two. At about this time, Noront’s correspondence began referencing the Double Eagle property or project or the Double Eagle claims at the McFaulds Lake property.

In June 2009, the Corporation drilled a deep hole testing for mineralization beneath the original Eagle One discovery. This drill hole intersected two new lenses of nickel, copper, PGE mineralization which were identified as the Eagle 1B and the Eagle 1C lenses. The original Eagle One discovery was referred to as Eagle 1A and collectively, all three lenses were termed the Eagle’s Nest deposit, which remains the current name of the original Eagle One discovery. At the same time, the Corporation abandoned the name Double Eagle Project in favour of the McFaulds Lake Project (Property).

Property Description and Location

The McFaulds Lake Property is situated to the north and west of the Attawapiskat River some 250 kilometres west of the community of Attawapiskat on James Bay. Thunder Bay lies 520 kilometres to the southwest of the project area.

Figure 2.0 General Location, McFaulds Lake Project, James Bay lowlands, Ontario

The McFaulds Lake Property consists of 178 claims for a total of 41,696 hectares.

The Eagle’s Nest deposit is situated on claim number 3012264. This claim, as well as claim number 3012265, is held 100% by Noront, subject to a 1% NSR that can be purchased at any time for $500,000. These claims are in good standing until April 2014 and April 2011 respectively. The remainder of the claims were acquired by Noront by ground staking. Noront has 100% rights to the staked claims, which can be leased from the Province of Ontario if a positive decision to mine a deposit is taken.

The property has no known environmental liabilities at the present time except those normally associated with mineral exploration projects. Permits are not required to complete the proposed exploration activities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the site is offered through the community of Nakina, 300 kilometers to the south, where there is a paved, 3,880-foot airstrip, all weather road access and railroad access. Local access is from the Esker Camp, which is located 250 meters north-east of the Eagle One deposit. Alternative access is from the original McFaulds Lake exploration camp established on the northwest corner of McFaulds Lake which is accessible to float and ski-equipped aircraft and is situated approximately twelve kilometers north, north-east of the Eagle One Deposit.

The First Nations communities of Webequie and Ogoki/Marten Falls lie 100 kilometers west and 130 kilometers south, southwest of McFaulds Lake respectively. Both are served by scheduled air service, primarily from Thunder Bay, although Thunder Bay and Timmins serve as support centers for the James Bay communities and the projects.

The James Bay Lowlands experience long, cold winters and short, warm summers. The mean daily minimum temperature in January is approximately -27°C. Spring breakup occurs in April. Mean annual precipitation is approximately 660 millimeters, and mean annual snowfall is approximately 2,400 millimeters (snow depth).

The James Bay Lowlands are an almost perfectly planar topographic feature sloping slightly eastwards (0.7 m/km). Major and secondary rivers incise slight trenches into the soft marine clays that cover much of the Lowlands. Elevators in the project area are in the order of 140 m ASL. Drainage is poor due to the lack of relief, and consequently inland areas remain water-logged throughout the year. Vegetation comprises of grasses and sedges, low shrubs and sparse, stunted trees, predominantly tamarack (larch) and black spruce.

The only infrastructure in the project area are the Esker Camp and the McFaulds Camp. The McFaulds Camp is located on the shore of McFaulds Lake which is shared by several companies doing work in the area. The Esker Camp is immediately adjacent to the Eagle One Deposit and is used exclusively by Noront.

There is no restriction on the surface rights for any potential mining operation except normal restrictions surrounding waterways. There are no local sources of power, mining personnel or supplies for any potential mining operation but water is plentiful in the area.

History

The Geological Survey of Canada and the Ontario Department of Mines carried out regional studies circa 1906 and again between 1940 and 1965. The early work focused in the petroleum possibilities of the sedimentary basins in the Hudson and James Bays and on industrial and fuel minerals in the Moose River Basin.

During the period of 1959 to 1990 several companies including Consolidated African Selection Trust (Janse and Sheahan, 2003), and De Beers South Africa (1962) were intermittently exploring for diamonds in the area. Monopros, the Canadian subsidiary of De Beers, discovered the Attawapiskat kimberlite cluster in 1998 by tracing a dispersal train form Hearst northwards to the Attawapiskat River where diamonds were discovered in river sand and uniform kimberlite found in the outrcrop.

In the early 1990’s, Spider and KWG commenced an ambitious, airbourne magnetic-based, diamond exploration program in the northern James Bay Lowlands as joint venture partners, discovering the Good Friday and MacFayden kimberlites in the Attawapiskat cluster and an additional five kimberlites to the east.

In 2002 De Beers discovered the massive sulphide (VMS) anomalies while drilling some isolated magnetic anomalies in search of kimberlites. In November 2002, Spider recorded the first group of claims surrounding the initial VMS discovery. Noront staked claims in the area in 2003, following the VMS discovery and a Fugro Geotem survey was flown later that year.

Noront optioned the Double Eagle claims to Hawk Precious Minerals Inc. (now Hawk Uranium Inc.), who in turn optioned them to Probe Mines Ltd. (“Probe”). Probe completed an exploration program in early 2006 with 11 holes testing various (mostly VMS style) anomalies. Probe returned the Double Eagle claims to Noront in early 2007.

The Condor property, which was contiguous to the Double Eagle claims, consisted of two claims which were optioned to Noront in May 2007. Noront holds a 100% interest on these claims, subject to a 1% NSR Royalty, and it was in early September 2007 that Noront announced the discovery of significant Ni-Cu-PGE mineralization on the Condor claims. The deposit was named Eagle One, and the ultramafic sill occupying an unconformity between the basement granodiorite on the inside of an arc, and the volcanic belt on the outside of the arc was dubbed the “Ring of Fire”.

Regional Geology

The James Bay Lowlands are defined by flat-lying, Paleozoic platform rocks, which are covered by a thin but persistent layer of glacial and periglacial sediments. The Paleozoic carbonates are up to 75 metres thick in the McFaulds Lake area and feather out toward the west.

The Precambrian geology of the area is inferred almost exclusively the interpretation of airbourne geophysical data supplemented by sparse gravity and diamond drill data. Magnetic patterns suggest a basement complex comprising volcanic and sedimentary belts between large expanses of granite and gneisses.

Local and Property Geology

The Eagle’s Nest discoveries are magmatic sulphide deposits. A mantle derived, highly magnetic ultramafic intrusion (“the Ring of Fire Intrusion” or “RFI”) has been emplaced along the margin of a regional scale granodiorite pluton which had been intruded into and caused a doming of the host Sachigo greenstone belt rocks. The RFI is thus situated between the granodiorite on one hand (footwall) and the surrounding Sachigo greenstone belt rocks (hanging wall) on the other. The RFI is magnetically distinct allowing it to be traced more or less uninterrupted, for tens of kilometres along the granodiorite margin. It appears that a series of conduits cutting across the granodiorite have acted as feeders to the main RFI.

The Eagle’s Nest deposit is interpreted as occurring well within the conduit feeder, at some distance from the main RFI. In addition to the Eagles Nest Deposits, Noront has discovered additional Ni-Cu-PGE anomalies known as Eagle Two and AT-12. Eagle Two is located approximately two kilometres south-west of Eagle One. Both anomalies were discovered through drill testing of airborne geophysical targets offering similar geophysical response to Eagle One.

While drill testing the Eagle Two discovery, Noront’s geologists identified the presence of large amounts of chromite, in sufficient quantities and of sufficient quality to warrant follow up drilling. The chromite discoveries were designted Blackbird One and Blackbird Two. Subsequent drilling indicated the two discoveries are actually one deposit which has been renamed the Blackbird deposit.

In April 2008, Noront discovered a potentially large vanadium anomaly coincident with a geophysical anomaly in the area of the AT12 Ni-Cu-PGE occurrence.

Massive sulphides at the Eagle’s Nest deposits comprise pyrrhotite, pentlandite, and chalcopyrite, with subsidiary amounts of equant millimetric magnetite. In most examples the rocks are very coarse-grained, with grain sizes up to 1 centimetre and well-formed pentlandite “eyes”. The large amounts of sulphide and of ultramafic cumulate make it absolutely clear that the Eagle’s Nest deposits formed in a magmatic conduit. No magma could have carried the observed amount of sulphide in solution; therefore the sulphides have been left behind by a through-going volume of magma much greater than what presently remains in the intrusion.

Additional Information

As announced in the press releases of the Corporation dated May 27, 2008 and July 30, 2008, Blackbird One, a potentially significant chromite deposit, was discovered in the course of drill testing the Eagle Two anomaly. The Blackbird Two deposit was found subsequent to discovery of the Blackbird One deposit following drill testing of a large scale gravity anomaly. The Blackbird deposits are examples of Archean komatiite hosted magmatic or Kemi-type chromite deposits. The drill test results which confirmed the existence of both deposits were reviewed by Neil Novak P. Geo, a director and Vice-President Exploration of Noront and John Harvey P. Eng., Executive – Vice President of Noront. Neil Novak and John Harvey were both Qualified Persons, as defined in NI 43-101.

Exploration

Since Noront acquired the McFaulds Lake Property in 2003, there have been a total of six airborne and ground geophysical surveys as well as an 11 hole diamond drill program completed by Probe in 2006, (prior to the 2007 diamond drill program undertaken by Noront). A brief summary of each of the programs is presented below. A more complete description is provided by P&E in a report titled “Technical Report and Resources Estimate on the Eagle One Deposit, Double Eagle Property, McFaulds Lack Area, James Bay Lowlands, Ontario” and dated August 14, 2008 (Armstrong et al., 2008).

2003 Fugro Airbourne Survey

An airbourne magnetic and electromagnetic survey over the McFaulds Lake Area was carried out by Fugro Airbourne Surveys, (“Fugro”) between July 26th and August 10th, 2003. A total of 2,148 line kilometres of data was collected.

2004 Ground Magnetic and Horizontal Loop EM Survey

In March and April 2004, Noront carried out two ground geophysical surveys on two separate grids over its mineral claims in the McFaulds Lake area. The data was compiled and interpreted by Scott Hogg & Associates (“SHA”) of Toronto.

2006 Condor Diamond Corp In-Fill Ground Magnetic Survey

In 2003, Condor Diamond Corp. (“Condor”) staked several mining claims in the McFaulds Lake area based on a regional aeromagnetic survey, (two of the claims were later optioned to Noront and the Eagle One Deposit discovery was made on claim number 3012264). In early 2004, Condor took part in a ground magnetic and horizontal loop electromagnetic survey that partially covered one of these claims. Their targets were kimberlite pipes. The claim was one of a contiguous pair of four-unit claims that captured two aeromagnetic anomalies. The survey revealed an elliptically shaped magnetic anomaly with an associated EM response. The original line spacing was 200 metres and was considered insufficient to site a drill hole and infill lines were therefore recommended.

In February 2006, Condor contracted with Greenstone Exploration Ltd. to survey infill lines and to extend the survey to include the northwest claim. Three anomalies were identified, named A, B and C. Follow up drilling in 2007 was conducted with anomaly A turning out to be the Eagles Nest deposits.

2006 Probe Diamond Drill Program

Noront optioned the Double Eagle claims to Hawk Precious Minerals Inc. (now Hawk Uranium Inc.), who in turn optioned them to Probe.

Probe drilled 11 holes from February 14 through April 4, 2006 to test selected ground and airbourne geophysical targets identified from previous surveys, the closest hole to the Eagle One Deposit was drilled approximately 2.5 kilometres north-east of the deposit.) The holes ranged in length from 103 to 167 metres for a total of 1,585 metres.

The conclusions stemming from the diamond drill program were that the geology and geophysical indications were favourable for the presence of VMS-type deposits and a second-phase program of airbourne geophysics and diamond drilling was proposed.

Probe returned the claims to Noront in early 2007.

2007 Noront Aerotem II Helicopter Survey

In late 2007, following the discovery of the Eagle One Deposit, Noront carried out an airbourne magnetic and electromagnetic survey over a more extensive area in McFaulds Lake in conjunction with other JV stakeholders in the region. Aeroquest Ltd. (“Aeroquest”) was contracted to fly the survey using the AeroTem II helicopter transient electromagnetic system. When completed, the final Aeroquest data, maps and report were distributed.

Twelve anomalies were identified (13 counting the Eagle One Deposit which showed up very well as a highly conductive body with a coincident magnetic anomaly). The twelve anomalies were prioritized as high, medium and low. Follow-up exploration was recommended for 7 of the 12 anomalies.

HLEM and Magnetic Surveys

Horizontal loop electromagnetic (HLEM or MaxMin) and magnetic surveys were done over the Eagle One Cu-Ni discovery during the period from September 17 to October 16, 2007 and detailed in report JVX 7-79. Total coverage was 26,900 metres HLEM and 44,687.5 metres magnetics. The grid is largely within claims 3012256, 3012259, 3012264 and 3012265.

Gravity Survey

A gravity survey over the Eagle One Deposit was done by JVX Ltd. (“JVX”) and detailed in report JVX-84. Gravity readings were made at 198 stations on 9 traverse lines (49+00E to 54+00E). Station spacing was 25 to 50 metres.

2008 Magnetic, VLF, HLEM, Gravity and Large Loop TDEM Surveys.

Magnetic/VLF, HLEM, gravity and large loop TDEM surveys were done on all or parts of Grid 1 by JVX during the period from January 20 to May 27, 2008. Grid 1 includes the Eagle One Deposit and includes all or parts of claims 3005622, 3005670, 3008261. 3008774, 3012256, 3012259 to 3012262, 3012264 and 3012265. Magnetic/VLF, HLEM and gravity surveys reported here did not cover claims 3012264 and 3012265 – these claims were surveyed in late 2007 under JVX 7-79 and JVX 7-84.

The results of the various surveys were used to interpret the underlying geology of the property, to identify EM and gravity anomalies and to spot drill holes. Notably the gravity survey was used to locate drill holes on the Black Bird chromite deposits.

2008 Magnetic/VLF and HLEM Surveys Grid 2 Extension

Magnetic/VLF and HLEM surveys were done on the Grid 2 Extension on lines spaced 200 m apart between September 25 and November 23, 2008. Grid 2 Extension includes 3008622, 3008687, 4226703, 3005668, 3005669, 3008266, 3008267, 3011019 to 3011022, 3011024 and 3011025. Total magnetic and VLF readings were taken every 12.5m. HLEM survey was done with a 200 m coil spacing at 800/880 Hz, 1760/1770 Hz and 3520/3555 Hz with reading every 25m. The results were combined and presented on one map.

The survey delineated a large magnetic anomaly in the northern part of the grid.

2008 Drillhole IP Surveys

Borehole Spectral IP/Resistivity surveys (BHIP) were performed by JVX between May 11, 2008 and August 31, 2008. Thirteen holes on a variety of Noront’s anomalies were done, only one was done on the AT2 anomaly (Eagle Two and Blackbird deposits), NOT-08-1G39. In the Borehole IP survey, direction logs (Gradient) and detection logs (Pole-dipole and Mise-a-la-masse) were used. NOT-08-1G39 was blocked at 274m but showed a weak conductive zone starting at 257m and a chargeability zone at 247.5m which continued to the blockage. Chargeability profiles show four chargeable zones centered at 72.5m, 112.5m, 172.7m, and 212.5m, respectively using gradients. No known mineralization accounted for the observations listed above.

2009 TDEM Surveys

A small part of Grid One was covered in a TDEM coincident moving loop survey by JVX. The field work was done March 10, 2009 to April 11, 2009 when the work was stopped because conditions became too wet to continue. The coincident loop transient EM (TDEM) surveys were done over selected grid sections, readings every 25 metres. The claims covered in Grid 1 were 3012259, 3012260 and 3012262. The total Grid One coverage was 2000m, whereas the total coverage of all project areas included in survey was 29,900m. The survey was used to better delineate in granodiorite-peridotite contact at Blackbird 2 in Grid One.

Mineralization

The Eagle’s Nest deposits are comprised of massive and net textured sulphides with little to no disseminated sulphides. Massive sulphides are comprised of pyrrhotite, pentlandite, and chalcopyrite, with subsidiary amounts of equant millimetre sized magnetite. In most examples the rocks are very coarse-grained, with grain sizes up to 1 centimetre and well-formed pentlandite “eyes”. Sometimes the pentlandite is seen to be aligned along microfractures.

In the net textured sulphides we find the silicate minerals forming a closely-packed orthocumulate-textured framework, the interstices of which are fully occupied by sulphide minerals. This arrangement is generally understood to result from the invasion of a silicate crystal mush by dense immiscible sulphide melt that has effectively expelled all the interstitial silicate melt. In a few examples at Eagles Nest this net texture is observed to be occupied by large (up to 10 cm) pyrrhotite oikocrysts that completely fill the interstices of the peridotite orthocumulate texture. Such large oikocrysts may represent primary growth of monosulphide solid solution from the original sulphide melt.

The mineralization lies along the western edge of a peridotite dyke which is thought to be a feeder conduit to the larger ROF intrusive.

Additional Information

The Blackbird chromite deposits are largely hosted in serpentinized and talc-altered dunite and peridotite. Individual massive chromitite beds are mainly discontinuous with the exception of larger lenticular bodies that may be traced for hundreds of meters.

The Blackbird deposits represent two main bodies, Blackbird One which is a step dipping, discrete lenticular body of massive chromitite thickest along an axis plunging steeply to the northwest from a near-surface expression near the southeast extremity of the drilling. The true thickness of the body may be in excess of 30metres along this central axis.

The Blackbird Two deposit is largely comprised of intercalated chromitite beds and chromitiferous dunite and peridotite dipping steeply to the northwest parallel to the ultramafic sill and granodiorite contact. The Blackbird Two also has two larger lenticular bodies, located to the south and northeast, that can be traced for hundreds of meters that have been cut off along a northeasterly trending fault.

The Blackbird deposits have been drilled over a 1.2km strike length at 50m intervals where mineralization occurs at an average dip length of approximately 340m.

The description of the mineralization of the Blackbird deposits is based on observations by Noront’s filed personnel, under the supervision of Dr. J Mungall and Mr. J Atkinson, both of whom are Qualified Persons, as defined in NI 43-101.

Drilling

Noront has been drilling continuously since acquiring the Condor claims in May 2007. The following Table summarizes the drilling completed to April 30, 2009, the end of the fiscal year.

Table 1.2 - Annual Drilling Summary at McFaulds Lake

Year	Target	Number of Holes	Meters Drilled
2007	Eagle One	29	5,382
2008	Eagle One	23	9,891
	Black Bird	62	26,898
	AT12	12	3,977
	Anomaly Drilling	26	6,914
	Freewest - Noront Boundary	6	1,880
	Thunderbird	3	1,546

2008	Subtotal	132	51,105

2009	Black Bird	69	19,650
	Joint Ventures	26	5,915

2009	Subtotal	95	25,565

	TOTAL	256	82,052

The initial holes were BQ diameter while the later holes were NQ diameter. All holes were surveyed at the collar and downhole using a gyro instrument which measured dip and azimuth every 15 metres. Core recovery was considered excellent.

Sampling Method and Approach

All drill core is picked up from the drills twice daily at shift change and flown by helicopter to the base camp. The core is taken to the core shack and logged by one of the project geologists. Sulphide mineralization is identified as being either disseminated, net textured or massive sulphide. The chromite mineralization was identified as being disseminated, semi-massive or massive. Sample intervals were chosen based on geology and contacts between the different types of mineralization were not crossed. Typical sample intervals ranged from 1 to 1.5 metres but may have been as small as four centimetres in chromite mineralization at the geologist’s discretion. Each sample interval has a unique sample tag.

Core is sawn in half with one-half of the core placed in plastic sample bags, sealed with tape and placed inside a plastic bucket. All the sample numbers are recorded on a sample shipment form which is inserted into each bucket. Once the bucket is full, the lid is hammered on and a security seal is attached joining the bucket and the lid. The buckets are flown to Thunder Bay via Nakina Air Services who fly in and out of the camp on an almost daily basis.

Approximately half of the holes were sent to ALS Chemex Labs in Thunder Bay for preparation, with the pulps forwarded to Vancouver for analysis. The other half of the holes were sent to SGS Mineral Services in Toronto for preparation and analysis. The Blackbird deposit holes, and current samples, are sent for preparation and analysis to Actlabs in Thunder Bay, as discussed in the press release of the Corporation dated July 30, 2008.

Sample Preparation, Analyses and Security

Samples awaiting shipment to Thunder Bay are placed in the outbound cargo area. Samples are not secured in locked facilities as this precaution was deemed unnecessary due to the remote and isolated camp location.

No aspect of the sample preparation is conducted by an employee, officer, director or associate of Noront.

ALS Chemex Analytical Protocol

The split drill core samples were crushed in their entirety to 90% passing 2 millimetres and the crusher was cleaned with barren rock between samples. From the coarse rejects a sub-sample of one kilogram was split and pulverized to 85% passing through 75 microns. The pulveriser was cleaned with silica sand between samples.

From each pulp, a 100-gram sub-sample was split and shipped to the ALS Chemex laboratory in Vancouver, British Columbia for assay. The remainder of the pulp and the rejects are held at the preparation laboratory in Thunder Bay for future reference. The ALS Chemex quality system complies with the requirements of the international standards ISO 9001:2000 and ISO 17025:2005 and operates at all laboratory sites.

The base metals of economic interest (nickel and copper), were determined using a 0.2-gram aliquot that was subjected to Geochemical Procedure MS61. This method used a four-acid solution to digest the sample, followed by ICP-AES or ICP-AAS finish.

Silver was digested using aqua regia (3-acid) followed by AAS.

The precious metals gold, platinum and palladium were determined using Procedure PGM-ICP27 on a thirty gram fire assay, followed by ICP-AES.

SGS Mineral Services Analytical Procedures

Approximately half way through the Eagle One drill program, Noront began using the services of SGS Mineral Services in Toronto, Ontario instead of ALS Chemex. The change was made in hopes that the assay turnaround time would be improved from the almost 8 weeks at Chemex.

SGS Mineral Services are ISO/IEC accredited and most major regional facilities are ISO 9001 certified.

The split drill core samples were crushed in their entirety to 90% passing 2 millimetres and the crusher was cleaned with barren rock between samples. From the coarse rejects a sub-sample of one kilogram was split and pulverized to 85% passing through 75 microns. The pulveriser was cleaned with silica sand between samples.

From each pulp, a 100-gram sub-sample was split for assay. The remainder of the pulp and the rejects are held at the preparation laboratory in Toronto for future reference.

The base metals of economic interest (nickel and copper), were determined using a 0.2-gram aliquot that was subjected to Geochemical Procedure ICP40B. This method used a four-acid solution to digest the sample, followed by ICP-AES or ICP-AAS finish. Following discussions with SGS, the method for Ni and Cu was changed to a sodium peroxide fusion decomposition (ICP90Q) and analyzed by ICO-OES, as it was believed by SGS that the results for Ni and Cu would be more accurate with this method.

Silver was digested using aqua regia (3-acid) followed by AAS.

The precious metals gold, platinum and palladium were determined using Procedure FA1323 on a thirty gram fire assay, followed by ICP-AES.

Actlabs

For the Blackbird drilling drilling program, all samples were sent Actlabs. Samples were shipped regularly to Actlabs in Thunder Bay, Ontario for sample preparation and initial analysis (TD-ICP) following strict chain of custody procedures. Final chromite and iron analyses were done by instrumental neutron activation (INAA) at the Actlabs facility in Ancaster, Ontario. Under Noront’s QA/QC program each batch of 35 samples includes one blank, two internationally certified reference materials (ICRM; henceforth referred to as standards), one quarter-sawn field duplicate, a coarse reject duplicate, and a pulp duplicate. These procedures are conducted in addition to Actlabs’ standard practice of further inserting one Cr standard, SARM 9, within each reactor bundle of 11 samples. The pass/fail criteria for the new Cr standard and for the standards inserted by Actlabs are the same as for the Cu, Ni, Au, Pd and Pt standards previously reported. In particular, if measured concentrations in standards differ from accepted values by more than two standard deviations of the method as determined by numerous INAA repeats on the standards at Actlabs, the entire batch fails and is re-analyzed.

Additional quality control measures were adopted for Cr and Fe after hole NOT-09-1G120 including the blind insertion of a certified reference material SARM 8 and a change from INAA to fusion X-ray fluorescence (XRF) to analyze chromite samples. For fusion XRF assays the samples are melted with borate fluxes and quenched to a glass bead, which is then irradiated with X-rays. The secondary X-ray emissions are counted and used, with reference to several calibrants, to determine the whole rock composition including the analytes and all other major oxide components of the rock. The above information regarding the quality control measures and data verification procedures are contained in each of the Corporation’s press releases disseminated in connection with drill results from the Blackbird Deposits. (for an example, please see the press release of the Corporation dated October 16, 2008)

Data Verification

T. Armstrong P. Geo conducted a visit to the McFaulds Lake camp from April 8 to April 10, 2008. The Eagle One Deposit core was examined and 24 samples consisting of  1/4 split core were taken from 15 holes. Both the disseminated and massive sulphides were equally sampled across a range of grades on an anonymous basis.

The samples were delivered to FEDEX courier in Thunder Bay and hence to the Ancaster Division of Actlabs for analysis.

In order to estimate the nickel contained in the silicates, a 3-acid (aqua regia) digest was requested (3-acid will not dissolve silicates), a 4-acid digest was also requested (will dissolve silicates), as well as a lithium metaborate fusion which is a more aggressive digestion method. The 3 methods were compared as well as being compared with the original Noront assays. The results demonstrate that 3-acid is not an appropriate method, as there in Ni remaining in the undigested silicates. The 4-acid and lithium metaborate fusion methods did not differ in their results apart from the analytical variable.

Noront Quality Control Program

From drill hole NOT-07-05 and for the remainder of the drilling, a quality control program (“QC”) was set up by P&E and instituted by Noront. Holes NOT-07-01 and NOT-07-02 were not covered by the QC and holes NOT-07-03 and NOT-07-04 did not intersect mineralization.

The QC program involved the insertion of two certified reference materials that monitored the lab accuracy on the Cu, Ni, and PGE analyses, blank material comprised of sterile granodiorite drill core and field (1/4 core), coarse reject and pulp duplicates.

The QC monitoring was done on a real-time basis, that is, as the lab certificates were received, the QC data were graphed to ensure the results were accurate as defined by a strict protocol determined by the author of this section and the labs. It is to be noted that likely due to the lobs’ overextended capacity there were problems with the QC in that the certified reference materials were often not meeting the required norms. This problem was noted and dealt with on a real time basis and work orders were re-run as required. Once the data were shown to have passed the QC, they were transferred to the master database.

Mineral Resource Estimate

An NI 43-101 Technical Report and Preliminary Economic Analysis (“PEA”) on the Corporation’s Eagle One nickel-copper-platinum group metals discovery was completed in August 2008 and December 2008 respectively. Both documents were prepared by the same independent engineer, P&E Mining Consultants Inc (“P&E”).The resource estimate was derived from applying an NSR cut-off grade to the block model and reporting the resulting tonnes and grade for potentially mineable areas. The resulting underground resource estimate at $115/tonne NSR Cut-off Grade is shown in the Table 1.4 below.

TABLE 1.4 - SUMMARY OF MINERAL RESOURCES

		Ni	Cu	Au	Pt	Pd	Ag	Ni lbs	Cu lbs	Au	Pt	Pd	Ag
Indicated	Tonnes	(%)	(%)	(g/t)	(g/t)	(g/t)	(g/t)	millions	millions	(oz)	(oz)	(oz)	(oz)
Massive	233,000	6.52	3.45	0.24	1.94	12.2	975	33.4	17.7	1,800	14,500	91,400	72,900
Disseminated	1,601,000	1.30	0.85	0.14	1.00	2.70	2.94	45.8	29.9	7,300	51,700	139,100	151,500

Total Indicated	1,834,000	1.96	1.18	0.15	1.12	3.91	3.81	79.2	47.6	9,100	66,200	230,500	224,400

		Ni	Cu	Au	Pt	Pd	Ag	Ni lbs	Cu lbs	Au	Pt	Pd	Ag
Inferred	Tonnes	(%)	(%)	(g/t)	(g/t)	(g/t)	(g/t)	millions	millions	oz	(oz)	(oz)	(oz)
Massive	217,000	7.00	2.86	0.18	3.00	11.75	8.70	33.5	13.7	1,300	20,900	82,000	60,700
Disseminated	870,000	1.24	0.88	0.12	0.97	2.69	3.09	23.7	16.8	3,300	27,000	75,300	86,300

Total Inferred	1,087,000	239	1.27	0.13	137	4.50	4.21	57.2	30.5	4,600	47,900	157,300	147,000

(i)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. Estimated mining costs, metallurgical recoveries and project infrastructure costs in this report may materially affect this resource estimate due to those components not being studied in sufficient detail to accurately predict their realized values. The estimate of mineral resources may also be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues. There is no guarantee that Noront will be successful in obtaining any or all of the requisite consents, permits or approvals, regulatory or otherwise for the project or that the project will be placed into production.

(ii)	The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and further exploration drilling is required to determine whether they can be upgraded to an Indicated or Measured mineral resource category.

Preliminary Economic Assessment

Massive Sulphide Resources

In the PEA, P&E assumed the massive sulphide resources were diluted at 15% with the average grade of the disseminated sulphide resource. Mine extraction is estimated to be 95% of the diluted massive sulphide resources. Only development resources are extracted on the 155EL level. No resources were extracted between the -45EL and -60EL levels. A summary of the diluted extracted portion of the massive sulphide resource is presented in Table 1.5.

TABLE 1.5 - DILUTED EXTRACTED PORTION OF MASSIVE RESOURCES

Noront Resources Ltd. - Eagle One Preliminary Economic Assessment

Level	Ore Tonnes	Au (g/t)	Ag (g/t)	Ni (%)	CU (%)	Pt (g/t)	Pd (g/t)
180EL
155EL	4,487	0.23	10.70	3.152	4.006	1301	11.705
130EL	69,390	0.21	9.84	4.338	3.859	2.144	11.359
105EL	112,319	0.15	7.50	6.250	2.630	2.028	10.749
80EL	103,092	0.20	8.46	6.347	2.679	2.009	10.863
55EL	101,701	0.27	8.42	6.440	2.776	2595	10.279
30EL	48,284	0.14	7.31	6.712	2.324	1.811	10.063
5EL	23,901	0.13	6.89	6.940	1.924	2.485	10.540
-20EL	14,225	0.26	11.71	6.087	3.823	4.397	12.808
-45EL	5,809	0.23	10.41	6.256	3.671	1.735	10.750
-60EL

Total	483,208	0.20	8.37	6.083	2.843	2.239	10.753

Disseminated Sulphide Resources

The disseminated sulphide resources were diluted at 15% with zero grade waste. Mine extraction is estimated to be 95% of the diluted disseminated sulphide resources. Only development resources are extracted on the 155EL level. No resources were extracted between the -45EL and -60EL levels. A summary of the diluted extracted portion of the disseminated sulphide resource is presented in Table 1.6.

TABLE 1.6 - DILUTED EXTRACTED PORTION OF DISSEMINATED RESOURCES

Noront Resources Ltd. - Eagle One Preliminary Economic Assessment

Level	Ore Tonnes	Au (g/t)	Ag (g/t)	Ni (%)	CU (%)	Pt (g/t)	Pd (g/t)
180EL
155EL	18,078	0.08	3.37	0.970	0.772	0.816	2.216
130EL	462,340	0.09	2.30	1.149	0.741	0.872	2.481
105EL	442,026	0.13	2.85	1.146	0.860	0.814	2.363
80EL	386,357	0.12	2.34	0.906	0.678	0878	2.056
55EL	334,109	0.10	2.08	0.962	0.617	0.784	1.942
30EL	341,610	0.09	2.22	1.098	0.642	0.753	2.121
5EL	290,465	0.16	2.93	1.232	0.776	0.885	2.424
-20EL	181,540	0.16	2.58	1.199	0.677	0.947	2.785
-45EL	31,848	0.08	2.03	0.953	0.605	0.733	2.706
-60EL

Total	2,488,372	0.12	2.46	1.088	0.720	0.840	2.289

Infrastructure Development – Road Construction

The Eagle One Deposit site is currently not accessible by road. It is assumed that a permanent access road would be required from Nakina via Martin Falls to the project site. Road construction from Martin Falls to the site could utilize glacial eskers in the area which would facilitate road building and lower construction cost. Gravel road construction costs were based on a 7 m wide road bed which allows haulage truck travel speeds of at least 60 to 70 km/h. Based on a limited amount of information on topography and lay of the land the estimated cost of access haul road construction is $306,000 per kilometre, excluding EPCM and contingency, as summarized in Table 1.7.

TABLE 1.7 - ACCESS ROAD COST ESTIMATE / km

Noront Resources Ltd. - Eagle One Preliminary Economic Assessment

Description	$000’s/km
Road Construction Estimate (Based on GBN)	225
Culverts m per km (Based on Premier Ridge and GBN)	6
Bridge Cost per Km (Based on Premier Ridge)	75
Total Road Construction (W/0 EPCM and Contingency)	306

Noront’s share of the total estimated cost of road access is approximately $62.3 million. A summary of this estimate is presented in Table 1.8.

TABLE 1.8 - ACCESS ROAD COST ESTIMATE

Noront Resources Ltd. - Eagle One Preliminary Economic Assessment

Description	Km	Current Status	Government Share	Noront’s Share (C$ M)
Nakina to End of I-1W 584	84.3	All-Weather Road
Nakina Winter road to Marten Falls	114.2	Winter Road	50%	$17.5
Martin Falls to Eagle One	146.4	Non Existent Road		$44.8
Total Noront’s Share				$62.3

The portion of access road between Nakina and Martin Falls is assumed to be on a 50% cost sharing bases with the Ontario Provincial Government. In addition, to facilitate major river crossings of the Attawapiskat and the Albany Rivers, two
Barges / Ferries, at an estimated cost of $2.5 M each, have been included in the capital cost estimate.

Mine Design

The mine design is based on accessing the deposit on the footwall side (the east side of the northeast striking deposit) through a decline. Sublevels will be developed in 25 m vertical intervals with main haulage drifts parallel to the strike in the footwall. The decline, the main haulage drifts and the ore body are connected with access cross-cuts, driven on 15 m centers.

The stope orientation differs between the massive sulphide and the disseminated sulphide zones. The massive sulphide zone will be mined as longitudinal blasthole stopes. The main disseminated sulphide zone will be mined as transversal blasthole stopes. Sill pillars may be required in the extraction of the massive sulphide zone stopes; however, they will be extracted with the disseminated resources.

The pre-production period is scheduled to last 21 months. Massive resource sustaining development will last for approximately 7 months, from the time the access road is completed, to the end of month 28. Disseminated resource sustaining development will last for approximately 45 months, from the start of month 36 to the end of month 80.

Mine production is divided in two phases; Phase I - The extraction of high grade massive sulphide resource from longitudinal stopes, followed by Phase II - The mining of the disseminated sulphide resource in transversal stopes.

The massive sulphide resources will be mined from the top down and the excavated stopes will be backfilled with cemented rock fill (CRF) once all the massive resources have been extracted, at the end of Phase I. Access to the longitudinal blasthole stopes will be via crosscuts driven from the haulage drifts, through the disseminated resource halo, to the massive resources, on all development levels.

Drill / blast / extraction drifts will be driven within the massive resource zone to the northern and southern extent of the massive resource zone, on each level. The mining operation is based on utilizing 64 mm diameter ITH drilled down holes. Slot raises will be driven between levels and the longitudinal blasthole stopes will be drilled off and blasted from above and mucked from below. Remotely operated 6 yd scooptrams will be used for final massive resource mucking, at the bottom of each stope, before CRF backfilling at the end of Phase I. The longitudinal blasthole stopes will be 25 m high and average 5.6 m in thickness.

Massive development resources will start to be mined during month 17. This development will last for approximately 11 months, until the end of month 28. A total of 53,800 tonnes of massive development resources, grading 5.8% Ni and 3.0% Cu will be extracted during that period. Massive stope mining will start at the end of month 21, at a production rate of 1,000 tpd, and last for approximately 15 months, until the end of month 36. A total of 429,400 tonnes of massive stoping resources, grading 6.1% Ni and 2.8% Cu will be extracted from development headings.

The disseminated sulphide stope resources will be mined from the bottom up. Excavated stopes will be backfilled with classified mill tailings and 3% cement (cemented hydraulic backfill (CHBF)) once stope mining has been completed in each primary or secondary stope. Access to the transverse blasthole stopes will be via crosscuts driven from the haulage drifts. Blasthole ring drilling and blasting will be completed from the upper stope crosscuts, on a retreat basis. Blasted mineral resources will be mucked using remotely operated 6 yd scooptrams from below. Slot raises will be driven at the massive resource / CRF backfill contact, between levels. The transverse blasthole stopes will be 25 m high, 15 m wide and average 25.8 m long.

Disseminated development resources will start to be mined during month 17. This development will continue for approximately 64 months, until month 81. A total of 109,300 tonnes of disseminated development resources, grading 1.1% Ni and 0.7% Cu will be extracted during that period. Disseminated stope mining will start at the beginning of month 37, at a production rate of 750 tpd. Production will increase to 1,500 tpd during the 39th month and continue for approximately 52 months, until the end of month 91. A total of 2,379,100 tonnes of disseminated stoping resources, grading 1.1% Ni and 07% Cu will be extracted by stoping.

Mineral Processing

On site processing of the massive resource would not significantly increase the economic benefit of this resource thus these resources will be direct shipped to a toll-milling processing plant. P&E assumes that the Strathcona Mill facility, located near Sudbury, will be able to process 1,000 tpd of massive resources, on a toll-milling basis. The disseminated sulphide resources will be processed, on site, starting at a rate of 750 tpd for the first 2.5 months then at a rate of 1,500 tpd, thereafter.

To the knowledge of P&E Mining Consultants no metallurgical testwork has been conducted for this deposit. Assumptions for metal recoveries are provisional and solely based on industry typical recoveries for other Canadian and international nickel, copper, platinum, palladium, gold (PGE) and silver mineralization.

The assumed flowsheet for this study includes a primary crushing via a jaw crusher, which will be suitable for crushing both direct shipping resources and disseminated resources for site concentration, grinding, two stages of rougher flotation to produce separate copper and copper- nickel rougher concentrates followed by regrinding and cleaning of both to produce saleable concentrate grades. Final concentrates will be filtered and shipped as damp filtercake.

A conventional tailings pond will receive unthickened tailings for disposal. The supernatant water will be reclaimed by means of barge mounted pumps or other means to provide most of the water requirements for the mill. This tailings management facility (TMF) will accommodate an estimated 817,600 tonnes of hydraulic tailings. The supernatant water will be reclaimed by means of barge mounted pumps or other means to provide most of the water requirements for the mill. It is anticipated that the majority of the mill tailings (estimated 1.5 M tonnes) will be placed underground as cemented hydraulic backfill in the mined out disseminated sulphide resource stopes.

Environmental Considerations

The envisaged project encompasses the construction, operation and closure of an underground mine and related infrastructure and facilities.

The proposed project is expected to be subject to harmonized Canadian federal environmental assessment requirements which require, without being limited to, the development of an environmental baseline database; the assessment of proposed project, controls and potential environmental and social impacts.

The timeline for the permitting of the project has yet to be established. However, given the scope, size and nature of the proposed project, it is estimated that environmental studies, impact assessment and permitting can be conducted in 3-5 years. As part of this process, information will be collected, for example: acid drainage potential, benthic communities, fisheries, terrestrial life; river and site access and closure through studies and consultation with regulators and interested peoples.

Capital and Operating Cost Estimates

Mine operating costs were estimated based on the Aventurine Sherpa cost estimation software, adjusted to 3rd quarter 2008 Canadian Dollars. In addition cost estimates for mine air heating and cemented backfill were added to the Sherpa cost estimate.

The direct ship massive resource processing cost estimate includes the cost of custom toll milling at Xstrata’s Strathcona mill, and onsite primary crushing and resource handling. The onsite disseminated resource processing cost estimate is based on a similar size and types of processing facilities, excluding onsite mill administration and other non-process costs.

The G&A operating cost estimate includes the cost of mine, mill and project administration, and annual road maintenance and ferry service.

The average operating cost for the direct shipping massive sulfide resource is $116.07 per tonne and for the disseminated sulphide resource is $118.00 per tonne. The average life-of-mine operating cost for the project is estimated to be $117.69 per tonne.

Capital cost estimates are based on general budget pricing from suppliers, consultants, contractors and other Canadian projects. Capital expenditure estimates have been prepared to an accuracy of ±35%.

The pre-production period is estimated to last for 21 months, starting with the construction of road access. During this period the total project pre-production capital expenditures are estimated to be $173.4 million. Sustaining capital expenditures include all life-of-mine capital expenditures beyond the pre-production period. Sustaining capital expenditures total $113.0 million including recuperated credit value for salvage of plant and equipment.”

Further Information from 2009 Drilling

Noront has continued drilling in the vicinity of the Eagle One deposit and has been successful in expanding the known mineralization to depth. Two new lenses of significant nickel-copper sulphide mineralization were discovered beneath Eagle One in early 2009. Work is on-going in an attempt to expand and define these new zones. The Company remains excited and encouraged by the strength of the mineralized system at depth.

The two new lenses were found beneath the known Eagle One deposit to a depth of nearly 1000 meters. Two new lenses, Eagle 1B and 1C, were intersected and these lenses exhibited similar nickel-copper-PGE mineralization as previously identified at Eagle One (now known as Eagles Nest). Eagle 1B was intersected between the depths of 269 meters and 512 meters and Eagle 1C was intersected between 796 meters and 946 meters. A summary of assay results which were announced on August 5, 2009 is found in Table 1.1 above.

As a result of the new mineralization at Eagle’s Nest encountered below the original Eagle One deposit, the Corporation reallocated funds within the existing budget and increased the planned drilling. The Corporation plans to complete 12,000 to 14,000 meters at the Eagle Nest deposits in order to delineate the new mineralization and test the potential for additional lenses. . If these zones show sufficient continuity, Noront will look to incorporate them into an expanded resource estimate and a new economic analysis which should add to the value of the Eagle deposits.

DIVIDENDS

There are no restrictions in Noront’s constating documents that would restrict or prevent Noront from paying dividends. However, it is not contemplated that any dividends will be paid on the common shares in the immediate future, as it is anticipated that all available funds will be reinvested in the Corporation to finance the growth of its business. Any decision to pay dividends on the common shares in the future will be made by the board of directors of Noront (the “Board”) on the basis of the earnings, financial requirements and other conditions existing at such time.

CAPITAL STRUCTURE

Noront is authorized to issue an unlimited number of common shares. As of September 30, 2009 there were 163,631,957 common shares issued and outstanding. All common shares are fully paid and have no par value.

Common Shares

Each common share entitles the holder thereof to receive notice of any meetings of the shareholders of Noront, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefore and, upon the liquidation, dissolution or winding up of Noront, are entitled to receive on a pro rata basis the net assets of the Corporation for payment of debts and liabilities. The common shares do not carry any pre-emptive, subscription, redemption, retraction or conversion rights, nor do they contain any sinking or purchase fund provisions.

DIRECTORS AND OFFICERS

The following table sets forth, for each of the directors and executive officers of the Corporation as at September 30, 2009, the person’s name, municipality of residence, position with the Corporation, principal occupation during the last five years and, if a director, the date on which the person became a director. Each of the directors of the Corporation has been appointed to serve until the next annual meeting of the shareholders of the Corporation.

Name and Municipality of Residence	Position	Principal Occupation	Since
Greg Rieveley Toronto, Ontario, Canada	Officer	Chief Financial Officer of Noront	2009

Joanne Jobin Stoney Creek, Ontario, Canada	Officer	Vice President, Corporate Communications and Corporate Secretary of Noront	2009

Wesley Hanson, Ancaster, Ontario, Canada	Director/ Officer	President and CEO of Noront	2009

Patrick F. N. Anderson Vancouver, British Columbia, Canada	Director	Corporate Director and Former President and CEO of Aurelian Resources Inc.	2008

Darren Blasutti Toronto, Ontario Canada	Director	Senior Vice President, Corporate Development of Barrick Gold Corp.	2008

Alex Davidson Toronto, Ontario Canada	Director	Former Executive Vice President, Exploration and Corporate Development of Barrick Gold Corp	2009

Joseph Hamilton Uxbridge, Ontario Canada	Director	President of Pickax International Corp.	2008

Keith McKay Oakville, Ontario, Canada	Director	Chief Financial Officer of Andina Minerals Inc.	2008

Paul Parisotto Oakville, Ontario, Canada	Director	President of Coniston Investment Corp.	2008

Lorie Waisberg Toronto, Ontario, Canada	Director	Retired Former partner of Goodmans LLP	2008

As of the date of this AIF, Noront had three Board Committees:

The Compensation Committee comprised of Messrs. Waisberg, Parisotto and Anderson and is chaired by Mr. Waisberg.

The Governance Committee comprised of Messrs. Waisberg, Parisotto and Anderson and is chaired by Mr. Waisberg.

The Audit Committee comprised of Messrs McKay, Hamilton and Blasutti and is chaired by Mr. McKay.

As at September 30, 2009, the directors and officers of the Corporation as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 271,300 common shares representing approximately 0.17% of the then outstanding common shares.

On August 20, 2009, Noront announced that Mr. Alex Davidson joined Noront’s Board of Directors. Mr. Davidson was, Executive Vice President Exploration and Corporate Development of Barrick Gold Corp. until August 31, 2009.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as noted below, none of the directors, officers or other members of the management of Noront is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Waisberg was a director of McWatters Mining Inc. (“MWA”) from September 1997 to August 2004. MWA initiated insolvency proceedings in 2001 and 2004. Canadian securities regulators issued cease trade orders by reason of MWA’s failure to file required financial statements. The orders have since been revoked.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

Noront’s common shares commenced trading on the Vancouver Stock Exchange on November 24, 1986. Noront’s common shares currently trade on the TS X Venture Exchange (the “TSX-V”) under the symbol “NOT”. The following table sets forth the volume of trading and price ranges of the Common Shares on the Exchange for each month during the period from May 1, 2008, to April 30, 2009.

	High	Low	Volume
2008	$	$	#
May	4.05	3.55	2,457,280
June	3.23	2.95	1,521,905
July	3.49	2.12	9,488,345
August	3.45	2.59	2,526,677
September	2.86	1.30	7,641,571
October	1.62	0.60	14,696,106
November	1.00	0.51	6,542,194
December	0.88	0.44	10,376,290
2009
January	1.36	0.63	26,131,864
February	1.08	0.66	9,398,639
March	0.86	0.65	6,000,213
April	0.90	0.67	13,478,919

RISK FACTORS

Risks And Uncertainties

Noront’s business of exploring mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Corporation attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Corporation will be profitable in the future, and Common Shares should be considered speculative.

Mineral Exploration

The business of exploration for minerals and mining involves a high degree of risk. A relatively small proportion of properties that are explored are ultimately developed into producing mines. At present, there are no known bodies of commercial ore on any of the mineral properties in which the Corporation holds interest or intends to acquire an interest and the proposed exploration program is an exploratory search for ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. The Corporation has limited experience in the development and operation of mines and has relied on and may continue to rely upon consultants and others for exploration and operating expertise. The economics of developing gold, base metal and other mineral properties is affected by many factors including the cost of operations, variation of the grade of ore mined, and fluctuations in the price of any minerals produced.

Additional Funding Requirements and Potential Dilution

Noront has no current or foreseeable prospect of generating significant revenues. Accordingly, the success of the Corporation is dependent, among other things, on obtaining sufficient funding to enable the Corporation to explore and develop its properties. There can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

The Corporation will require new capital to continue to operate its business and to continue with exploration on its mineral properties, and there is no assurance that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity, which will result in dilution to the Corporation’s shareholders.

As of September 30, 2009, the Corporation had 163,631,957 shares outstanding 10,070,000 million stock options outstanding with a weighted average exercise price of $1.66 expiring between 2009 and 2014 and no warrants outstanding. The issuance of Common Shares upon the exercise of options and/or warrants will dilute the ownership of the Corporation’s current shareholders. Noront may also issue additional securities convertible into Common Shares in the future, the conversion of which would result in further dilution to the shareholders of the Corporation.

Continuation Of Operating Losses

The Corporation does not have a long historical track record of operating upon which investors may rely. Consequently, investors will have to rely on the expertise of the Corporation’s management. Further, the Corporation’s properties are in the exploration stage and are not commercially viable at this time. The Corporation does not have a history of earnings or the provision of return on investment, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Title To Mineral Properties (Ownership Rights)

Although title to the Properties has been reviewed by or on behalf of Noront, no assurances can be given that there are no title defects affecting the Properties. Title insurance generally is not available for mining claims in Canada and Noront’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be limited. Noront has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that the Properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims and title may be affected by, among other things, undetected defects. In addition, Noront may be unable to operate the Properties as permitted or to enforce its rights with respect to its Properties.

Resource Estimates

The resources presented in this document are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the expected level of recovery will be realized. Such figures have been determined based upon assumed metal prices. Future production could differ dramatically from estimates due to mineralization or formations different from those predicted by drilling, sampling and similar examinations or declines in the market price of the metals may render the mining of some or all of the resources as uneconomic.

Economic

Even if the Corporation’s exploration programs are successful, factors beyond the control of the Corporation may affect the marketability of any mineral products discovered. The prices of mineral products have historically fluctuated widely and are affected by numerous factors beyond the Corporation’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

Commodity Risk

The ability of the Corporation to develop its mining properties and the future profitability of the Corporation is directly related to the market price of gold and base minerals.

Competition

The mining industry is intensely competitive in all its phases. The Corporation competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified employees, contractors and consultants.

Environmental

The Corporation’s operations are subject to environmental regulations promulgated by local, provincial and federal government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards and enforcement, and fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Corporation intends to fully comply with all environmental regulations.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

First Nations

Noront is committed to working in partnership with our local communities and First Nations in a manner which fosters active participation and mutual respect. Noront works towards minimizing negative project impacts, encouraging certain joint consultation processes, addressing certain decision making processes and towards maintaining meaningful ongoing dialogue not only for the Corporation but for all participants in the Ring of Fire region.

Many of Noront’s contractors and suppliers live and work in the local communities. The Corporation regularly consults with communities proximal to the Corporation’s exploration activities to advise them of plans and answer any questions they may have about current and future activities. The objective is to operate to the benefit of the shareholders and the local communities using the resources and the environment today without compromising the long-term capacity to support post exploration and ultimately post mining land uses.

First Nations in Ontario are increasingly making lands and rights claims in respect of existing and prospective resource projects on lands asserted to be First Nation traditional or treaty lands. Should a First Nation make such a claim in respect of the Properties and should such claim be resolved by government or the courts in favour of the First Nation, it could materially adversely affect the business of Noront.

Joint Ventures And Option Agreements

Noront enters into option agreements and joint ventures as a means of gaining property interests are raising funds. Any failure of any partner to meet its obligations to Noront or other third parties, or any disputes with respect to third parties’ respective rights and obligations could have a material adverse affect on such agreements. In addition, Noront may be unable to exert direct influence over strategic decisions made in respect to properties that are subject to the terms of these agreements.

Legal

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Noront and cause increases in expenditures or exploration costs or reduction in levels of activities on our exploration projects, or require abandonment or delays in the development of new exploration properties.

Regulations And Permitting

The operations of the Corporation may require licenses and permits from various local, provincial and federal governmental authorities There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, or mining operations, at its projects.

Uninsurable Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties, personal injury or death, environmental damage, delays in exploration, and monetary losses and possible legal liability. Where Noront considers it practical to do so, it maintains insurance in amounts believed to be reasonable, including coverage for directors’ and officers’ liability and fiduciary liability and others.

Such insurance, however, contains exclusions and limitations on coverage. Accordingly, Noront’s insurance policies may not provide coverage for all losses related to Noront’s activities (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material and adverse effect on Noront’s results of operations and financial condition. Noront cannot be certain that insurance will be available to the Corporation, or that appropriate insurance will be available on terms and conditions acceptable to the Corporation. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Dependence On Key Employees, Contractors And Management

Noront currently has a small executive management group, which is sufficient for the Corporation’s present stage of activity. Given that our success to date has depended, and in the future will continue to depend, in large part on the efforts of the current executive management group, the loss of a significant number of the members of this group could have a material adverse effect on the Corporation, its business and its ability to develop its projects. Noront does not maintain key person life insurance. Accordingly, the loss of the services of one or more of such key management personnel could have a material adverse on the Corporation.

The mining industry has been impacted by increased worldwide demand for critical resources including industry consultants, engineering firms and technical experts. These shortages have caused increased costs and delays in planned activities. Noront is also dependent upon a number of key personnel, including the services of certain key employees and contractors. Noront’s ability to manage its activities, and hence its success, will depend in large part on the efforts of these individuals. Noront faces intense competition for qualified personnel, and there can be no assurance that Corporation will be able to attract and retain such personnel.

Conflict Of Interest

Certain directors or proposed directors of the Corporation are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest, which they may have in any project opportunity of the Corporation. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Corporation will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Noront are MSCM LLP, Chartered Accountants.

The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada, located at 100 University Avenue, 9th floor, Toronto, ON, M5J 2Y1.

MATERIAL CONTRACTS

The Corporation currently has no existing material contracts other than those entered into in the ordinary course of business.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A notice of Application was filed in Manitoba Court of Queen’s Bench Winnipeg Centre File No C109-01-60580 (the “Application”) by Labine Brothers Exploration Ltd. (“Labine Brothers”) on March 24, 2009. The Application is seeking an Order that a Notice of Arbitration, served November 19, 2008 is binding on Noront and that an Arbitrator be appointed. Under the Notice of Arbitration, Labine Brothers is claiming the sum of $145,015.12, plus interest and costs with respect to a drilling contract entered into between themselves and Noront on or about July 25, 2008. An Order has been granted by the court and an Arbitrator has been appointed but dates have not yet been arranged between the parties.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Annual Information Form, no director, executive officer or insider of the Corporation, or any associate or affiliate of a director, executive officer or insider of the Corporation, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Corporation.

INTEREST OF EXPERTS

The following persons and companies are names as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Corporation under National Instrument 51-102 during, or relating to, the most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company:

•	MSCM LLP, Chartered Accountants acted as the Corporation’s auditors.

•

Tracy Armstrong, P. Geo, Eugene Puritch, P. Eng, Antoine Yassa, P. Geo., James L. Pearson, P. Eng., Al Hayden, P. Eng. and Alexander Partsch, P. Eng. of P&E Mining Consultants Inc. authored the Technical Report and Preliminary Economic Assessment on the Eagle One Deposit Double Eagle Property, McFaulds Lake Area, James Bay Lowlands, Ontario, effective October 20, 2008.

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Tracy Armstrong, P. Geo, Eugene Puritch, P. Eng and Antoine Yassa, P. Geo. of P&E Mining Consultants Inc. authored the Technical Report and Resource Estimate on the Eagle One Deposit Double Eagle Property, McFaulds Lake Area, James Bay Lowlands, Ontario, effective July 3, 2008.

To the knowledge of the Corporation, after reasonable enquiry, none of the foregoing persons, beneficially owns, directly or indirectly, or exercises control or direction over any securities of the Corporation representing more than one per cent of the outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Further, information with respect to the Corporation, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Corporation for its most recent annual meeting of shareholders (the “Information Circular”) that involved the election of directors. Additional financial information is provided in the comparative consolidated financial statements and the management’s discussion and analysis of the Corporation for its most recently completed financial year. A copy of this Annual Information Form and the Information Circular may be obtained upon request from the Secretary of the Corporation.